[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP APPEARS HERE]

VIA FACSIMILE
June 20, 2005 Securities and Exchange Commission Division of Corporate Finance Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549

Attention:    Joseph Roesler

Re:	Curis, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004 (“Form 10-K”)
Form 10-Q for Quarter Ended March 31, 2005 (“Form 10-Q”)
File No. 000-30347

Dear Mr. Roesler:

On behalf of Curis, Inc. (“Curis” or the “Company”), set forth below are the responses to comments contained in a letter dated June 7, 2005 (the “Letter”) from Jim B. Rosenberg, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Michael P. Gray, Vice President of Finance and Chief Financial Officer of Curis relating to the Company’s Form 10-K and Form 10-Q. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 41

1.	We note from your disclosures in Note 11(b) of your consolidated financial statements that you are obligated to pay license fees, royalties and milestones. Please assess whether these payments meet the criteria as a purchase obligation, and if these payments should be shown in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K, tell us why you have neither included them in the table nor in a discussion in the liquidity and capital resource section of the MD&A. Please refer to Financial Reporting Release 72, section IV.

Securities and Exchange Commission

June 20, 2005

Response:	The Company does not have any fixed and determinable known material contractual obligations that constitute “purchase obligations” within the meaning of Item 305(a)(5) of Regulation S-K, other than any known contractual commitments that are currently disclosed. We note that the known contractually committed license payments that are referred to in footnote 11(b) of the Financial Statements have been set forth under the heading “Licensing Obligations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations” (the “Table”). The Company has determined to not include in the Table any milestone and royalty amounts that it may be required to pay to its licensees in future periods inasmuch as the amount and timing of any such payments, if any, is currently unknown. Such payments are contingent upon the achievement of specified research, development and commercialization objectives, the achievement of which is highly uncertain. The uncertain nature of any such future payments is due, in part, to the preclinical stage of development of each of the licensed technologies.

In response to the Staff’s comment, in future filings the Company intends to include both a footnote to “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations” and further discussion in the “Liquidity and Capital Resources” section to the effect that in the future the Company may owe royalties and other contingent payments to its licensees based on the achievement of developmental milestones, product sales and specified other objectives.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(11) Commitments

(b) License Agreements, page 79

2.	Please tell us how recording an accrual for scientific and clinical milestones over the period that the work required to meet the milestone is completed is consistent with SFAS 5. It would appear that management’s best estimate of the accrual should be recorded at the point and time the milestone is probable and estimable. If the milestone relates to FDA approval, please tell us how management is able to determine that the milestone is probable.

Response:	In response to the Staff’s comment, in future filings the Company intends to revise this disclosure to state that expenses related to

Securities and Exchange Commission

June 20, 2005

scientific and clinical milestones will be accrued at the point in which achievement of the milestone is probable and the amount can be estimated in accordance with SFAS 5, which is the Company’s policy as it relates to these expenses. All expenses incurred by the Company related to scientific and clinical milestones since its inception were recorded at the point in which the milestone became probable and the amount could be estimated. To date, the Company has not incurred any material milestone expenses related to either scientific or clinical development milestones.

In response to the Staff’s comment regarding management’s ability to determine that milestone expenses are probable if such milestone is based on FDA approval, the Company notes that no milestone expenses have been incurred to date by the Company that have been tied to FDA approval. Further, should future milestone expenses be based on FDA approval, the Company expects that it would not consider such milestone probable until FDA approval had been obtained.

Form 10-Q for the Quarter Ended March 31, 2005

Notes to Condensed Consolidated Financial Statements

3. Genentech Collaboration Accounting

3.	We have the following comments related to your collaboration arrangement with Genentech:

•	Please tell us why you believe EITF 01-09 is the appropriate literature to account for the amount reimbursable to Genentech for research and development costs incurred by Genentech.

•	Please clarify to us why the excess of costs incurred over the cumulative revenues recognized is first charged against deferred revenue. It is not clear why incurring costs above the cumulative revenue recognized is the completion of the earning process.

•	Please tell us your consideration of EITF 99-19 and EITF 00-21 in regards to the arrangement with Genentech. In addressing EITF 99-19, please provide to us your analysis of each criteria within EITF 99-19, who the primary obligor is in this arrangement and who the customer is in the arrangement. In addressing EITF 00-21, please provide to us your evaluation of the separate units of accounting at inception and at the point that each item in the arrangement is delivered.

Securities and Exchange Commission

June 20, 2005

Response:	Set forth below is the corresponding response to each of the bulleted items in the Staff’s comment.

	•	Paragraph 1 of EITF 01-09 states that it addresses the accounting for consideration given by a vendor to a customer and applies to vendors that derive revenue from sales of services or products. On June 11, 2003, the Company entered into a Collaborative Research, Development and License Agreement with Genentech (the “License Agreement”) pursuant to which the Company licensed its hedgehog (“Hh”) antagonist technologies to Genentech, agreed to provide research services for two years and also agreed to participate in a joint steering committee through the period of development of the technologies. The Company received $9 million from Genentech, which it has been recognizing over the performance period that it will be providing services to Genentech (see EITF 00-21 discussion below). Because the Company is deriving revenue from the sale of the license and services to Genentech, the Company has considered Genentech to be a customer.

In January 2005, the Company exercised an option to co-develop with Genentech a basal cell carcinoma (“BCC”) product candidate that is based upon one of the Company’s Hh antagonist technologies. Pursuant to the co-development arrangment, the Company and Genentech will share equally in the U.S. costs and profits, if any, of the BCC product candidate. Other than the Company’s participation on the co-development steering committee, Genentech is managing all aspects of the BCC development program and is incurring all costs. Genentech subsequently invoices the Company for its equal share of these development costs and the Company has made payments to Genentech in satisfaction of these invoices. These payments were considered by the Company to be within the scope of EITF 01-09 because they are payments to a customer and did not meet any of the scope exceptions outlined in paragraph 7 of EITF 01-09. The Company considered the guidance in Issue 1 of EITF 01-09, specifically whether the benefit received by the Company from Genentech (i.e., the BCC development services provided by Genentech) was separable from the Hh antagonist license and services sold to Genentech and, if so, whether the fair value of those services provided by Genentech could be estimated, as discussed in paragraphs 9a and 9b of EITF 01-09. The Company concluded that the benefit received could not be separated from the license and services sold to Genentech. The

Securities and Exchange Commission

June 20, 2005

benefit the Company will receive for paying 50% of Genentech’s development costs is a 50% share of the profits if and when the BCC technology is ultimately commercialized; such profits can not be separated from the BCC license that was sold to Genentech. Therefore, the amounts paid to Genentech under the co-development arrangement have been treated as a reduction of revenue.

•	By electing to fund 50% of Genentech’s BCC development costs, the Company believes it is effectively refunding the $9 million of up-front payments received from Genentech in order to fund the Company’s 50% share of the first $18 million of Genentech’s BCC development expenses. The Company believes that receiving $9 million in payments from Genentech and subsequently funding 50% of the first $18 million of Genentech’s development costs is economically the same as receiving no payments from Genentech; Genentech funding the first $18 million of BCC development costs; and then costs in excess of $18 million being split 50/50 between the Company and Genentech. In the latter situation, the Company would have recorded no revenue and would incur no expense until Genentech incurred in excess of $18 million of BCC development expenses; prior to which point the Company would have no obligations to provide funding of the BCC development. The Company believes its treatment of the amounts repaid to Genentech should result in the same accounting outcome on a cumulative basis. This is achieved by treating the payments to Genentech first as a reversal of previously recorded revenue and next as a reduction of any deferred revenue remaining from the payments received from Genentech. Once cumulative revenue is reduced to zero and the deferred revenue is eliminated, subsequent payments to Genentech should be recorded as research and development expense. The guidance in paragraph 18 of EITF 01-09 indicates that payments in excess of cumulative revenues could continue to be treated as contra-revenue if future revenues are probable. However, future revenues under the License Agreement are dependent upon successful clinical development and FDA approval. Because clinical development and FDA approval are highly uncertain, the Company believes these are not “probable” revenue streams as contemplated by paragraph 18, so payments to Genentech in excess of cumulative revenues and deferred revenue should be treated as expense.

Securities and Exchange Commission

June 20, 2005

•	Under the Company’s arrangement with Genentech, the Company sold a technology license to Genentech and employees of the Company are providing services to Genentech and, therefore, Genentech is viewed as a customer. The Company uses one subcontractor to provide research services in connection with the Genentech arrangement. The Company analyzed the following criteria of EITF 99-19 in determining whether it was appropriate to record revenues from Genentech on a gross basis.

	•	Primary obligor: the Company is the primary obligor in the arrangement as it is responsible for managing the work done by the subcontractor and would be responsible for paying the subcontractor whether or not the Company is paid by Genentech.

	•	Establishing price: the Company negotiated terms with Genentech and the subcontractor had no input in those negotiations.

	•	Company performs part of the service: Company employees are providing the majority of the research services.

	•	Supplier selection: the Company uses this subcontractor to provide medicinal chemistry services on the BCC program and other of the Company’s programs. The Company selected this subcontractor to perform services on these programs.

	•	Determination of specifications: as noted above, the Company manages the work done by the subcontractor.

	•	Credit risk: as noted above, the Company is obligated to pay the subcontractor whether or not Genentech pays the Company. Therefore, the Company bears the credit risk.

	•	Inventory loss: not relevant.

Based on its assessment of the criteria of EITF 99-19, the Company believed it was appropriate to record revenues from Genentech on a gross basis.

Securities and Exchange Commission

June 20, 2005

As noted above, the arrangement with Genentech provided for the Company to grant to Genentech a license to its Hh antagonist technology, to provide research services for two years and to participate in the joint steering committee and co-development steering committee through the period of development of the technologies. In exchange, Genentech agreed to pay the Company $9 million. The Company viewed these as three deliverables under EITF 00-21 and assessed whether these items met the separability criteria of paragraph 9 of EITF 00-21. The Company concluded that the license was not separable from steering committee services as the Company has unique expertise in this field that Genentech needs to derive any benefit from the license arrangement and to continue to advance these programs. In addition, the fair value of the steering committee services could not be objectively and reliably determined. Those services involve senior members of the Company’s scientific team with expertise in this field and must be provided throughout the development period, which is expected to extend through June 2011. This is similar to example 6 in EITF 00-21. Because the license was not separable from the steering committee services and because the fair value of such services could not be determined, the contract has been accounted for as a single arrangement and the revenue is being recognized over the period that the Company provides steering committee services.

We have also attached to this letter as Appendix A a written statement from the Company with respect to the matters set forth in the third to last paragraph of the Letter.

If you require any additional information, please telephone the undersigned at the telephone number indicated above.

Sincerely,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

Cc:    Michael P. Gray

Appendix A

CURIS, INC.

61 Moulton Street

Cambridge, MA 02138

June 20, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:    Joseph Roesler

Re:	Curis, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2004 (“Form 10-K”)
Form 10-Q for Quarter Ended March 31, 2005 (“Form 10-Q”)
File No. 000-30347

Dear Mr. Roesler:

This letter is in response to a letter dated June 7, 2005 (the “Letter”) from Jim B. Rosenberg, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Michael P. Gray, Vice President of Finance and Chief Financial Officer of the Company relating to the Company’s Form 10-K and Form 10-Q (collectively, the “Filings”).

The Company hereby acknowledges that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings with the Securities and Exchange Commission (the “Commission);

(ii)	Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CURIS, INC.

By:	/s/ Daniel R. Passeri
Name:	Daniel R. Passeri
Title:	President and Chief Executive Officer